Exhibit 11.1
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Horizon Organic Holding Corporation
Calculation of Earnings Per Share of Common Stock

(In thousands, except per share amounts)

                                                                  Three Months Ended       Nine months Ended
                                                                  ------------------------------------------
                                                               September    September     September    September
                                                                30, 1998     30, 1997      30, 1998     30, 1997
                                                                --------     --------      --------     --------

Income (loss) before extraordinary item                         $    522         (422)          313         (741)
Extraordinary item, net of income tax benefit                       (414)         ---          (414)         ---
Net income (loss)                                                    108         (422)         (101)        (741)

Common and common equivalent shares outstanding:
Historical common shares outstanding at beginning of period        5,056        5,045         5,052        3,649
Weighted average common equivalent shares issued during period     4,501          ---         1,521          645
Weighted average common shares issued - basic                      9,557        5,045         6,573        4,294
Weighted average common equivalent shares issued during period       489           --            --           --
Weighted average common shares issued - diluted                   10,046        5,045         6,573        4,294

Earnings per share - basic and diluted
Income (loss) per share                                              .05         (.08)          .05         (.17)
Extraordinary item per share                                        (.04)         ---          (.06)         ---
Net income (loss) per share                                          .01         (.08)         (.01)        (.17)

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